Mail Stop 4561

May 11, 2010

Stephen G. Waldis
Chief Executive Officer
Synchronoss Technologies, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

> **Re:** **Synchronoss Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 9, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 4, 2010**
> **File No. 000-52049**

Dear Mr. Waldis:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Customers, page 10

1. We note that AT&T accounted for 65% of your total revenues in fiscal year 2009 and that you have an agreement with AT&T that runs through December 2011. A description of the material terms of the contractual arrangements with AT&T appears warranted. Please revise in future filings.

Item 6. Selected Financial Data, page 29

2.   We note you have recorded long-term lease financing obligations associated with the Pennsylvania facility for the last two fiscal years. Please tell us how you considered including these obligations as part of the balance sheet data pursuant to Instruction 2 to Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

3.   Please tell us what consideration you have given to expanding the overview of this section in the Form 10-K and the Form 10-Q for the quarter ended March 31, 2010 to describe in greater detail the known trends and uncertainties that will have, or are reasonably likely to have, an impact on your liquidity, capital resources or results of operations. For example, consider discussing some of the factors referenced in the Q4 2009 Earnings Conference Call such as your global strategy, efforts to grow relationships outside of AT&T, and the factors that led to a 12% growth in revenue from AT&T in 2009.

Item 8. Financial Statements and Supplementary Data

Note 9. Stock Plans

Stock Options, page 59

4.   Clarify whether the holders of non-vested restricted stock have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

Note 11. Income Taxes, page 61

5.   Please tell us how your reconciliation of unrecognized tax benefits complies with the disclosures required in ASC 740-10-50-15(a). In this regard, we note that you are including the increases and decreases in unrecognized tax benefits as a result of positions taken during a prior year in the same line item. See the example disclosure in ASC 740-10-55-217.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 65

6. We note your statements in the Form 10-K and the Form 10-Q for the quarter ended March 31, 2010 that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive and financial officers concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the fiscal year and fiscal quarter ended March 31, 2010. Please revise your disclosure in future filings accordingly. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of SEC Release No. 33-8238, Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 8, 2010)

Benchmarking of Base Compensation and Equity Holdings, page 13

7. You disclose that the Compensation Committee sets the executive officers' salaries, bonuses, and equity holdings "at a level that it believes is competitive with executive with similar roles" at peer companies. In future filings, where you rely on benchmarking, please disclose in quantitative terms how total compensation, and the relevant elements thereof, compared to the benchmark. For example, we note your disclosure that Messrs. Waldis, Irving, Garcia and Putnam received grants at the "high end of similar provisions at our peer companies" but you do not identify the benchmark. Furthermore, where compensation falls outside of the benchmark, please include a discussion demonstrating how you determined actual compensation levels. See Item 402(b)(2)(xiv) of Regulation S-K.

Elements of Compensation, page 14

8. For performance measures used in determining executive compensation that are non-GAAP financial measures, such as the 2009 non-GAAP operating income under your 2009 operating plan, please disclose how each non-GAAP financial measure is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 69

9.   We note that you originally filed the Amendment dated January 1, 2009 to the
        Cingular Master Services Agreement (Exhibit 10.11(a)) and the AT&T Order
        Management Center Contract dated as of January 1, 2009 between AT&T
        Services, Inc. and the company (Exhibit 10.11(b)) as exhibits to a Form 10-Q on
        May 8, 2009, but did not list either agreement in the exhibit index of the Form
        10-K. The exhibit index for the Form 10-K must list each exhibit required in the
        Form 10-K even if it was previously filed. Please refer to Regulation S-K
        Compliance & Disclosure Interpretation Question 146.02 available on our
        website. Further, please revise the exhibit index to indicate that the Cingular
        Master Services Agreement was incorporated by reference to the company's
        registration statement on Form S-1 (File No. 333-132080) rather than to the
        company's Form 10-K for the year ended December 31, 2008.

10.   It appears that you did not file the employment agreement with Daniel Rizer,
        Executive Vice President of Business Development of the company. We note that
        you have instead incorporated by reference the employment agreement of Omar
        Tellez who is no longer a named executive officer for purposes of Item 402(a)(3)
        of Regulation S-K. Please advise.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief